SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 2)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(A)


                            Maguire Properties, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities))

                                    559775101
             ------------------------------------------------------
                                 (CUSIP NUMBER)

                                 Jonathan Brooks
                            Smithwood Advisers, L.P.
                      1999 Avenue of the Stars, Suite 2040
                              Los Angeles, CA 90067
                                 (310) 286-2929

                                 With a copy to:
                                 Marc Weingarten
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 24, 2008
             ------------------------------------------------------
            (Date of event which requires filing of this statement))

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

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CUSIP No.559775101                 13D/A                   Page 2 of 10 Pages


     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.559775101                 13D/A                   Page 3 of 10 Pages


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            JMB Capital Partners Master Fund, L.P.
            0001408898

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,000,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,000,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,000,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            8.3%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D/A                   Page 4 of 10 Pages


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Smithwood Advisers, L.P.
            0001362178

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,000,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,000,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,000,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            8.3%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D/A                   Page 5 of 10 Pages


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Smithwood General Partner, LLC
            0001362164

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,000,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,000,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,000,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            8.3%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D/A                   Page 6 of 10 Pages


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Smithwood Partners, LLC
            0001335705

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            California
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,000,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,000,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,000,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            8.3%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            CO
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                 13D/A                   Page 7 of 10 Pages


-------------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Jonathan Brooks

-------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-------------------------------------------------------------------------------
     (3)    SEC USE ONLY

-------------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-------------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-------------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         ----------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    4,000,000 shares of Common Stock
OWNED BY       ----------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                    -0-
REPORTING      ----------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    4,000,000 shares of Common Stock
-------------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,000,000 shares of Common Stock
-------------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-------------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            8.3%
-------------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-------------------------------------------------------------------------------

                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.559775101                    13D/A                 Page 8 of 10 Pages
-------------------------------------------------------------------------------

     The Schedule 13D filed on November 13, 2007 (the "Original 13D"), as amended on December 2, 2007 (the "Amendment No. 1" and together with the Original 13D as amended, "the 13D") by JMB Capital Partners Master Fund L.P., a Cayman Island limited partnership, Smithwood Advisers, L.P., a California limited partnership, Smithwood General Partner, LLC and Smithwood Partners, LLC, both California limited liability companies, and Jonathan Brooks, a United States citizen (collectively, the "Reporting Persons"), is hereby amended by this Amendment No. 2.


Item 3.     Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The Common Stock purchased by the Master Fund was acquired with working capital in open market transactions at an aggregate cost (including commissions, if any) of approximately $94,634,584 million.

Item 4. Purpose of the Transaction.

The final paragraph of Item 4 is hereby amended and restated in its entirety as follows:

     Except as described herein, neither the Master Fund nor the other Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons continue to review the Master Fund's investment in the Company on a continuing basis and to engage in discussions with management, the Board of Directors, other stockholders of the Company and other relevant parties concerning the business, operations, governance, management, strategy and future plans of the Company. Depending on various factors including, without limitation, any actions taken by the Board of Directors with regard to reconstituting the members or the structure of the Board of Directors, the Company's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to the Master Fund's investment in the Company as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of the Shares held by the Master Fund, engaging in short selling of or any hedging or similar transactions with respect to the Shares, seeking board representation and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended as follows:

               (a) As of June 26, 2008, the Master Fund holds 4,000,000 shares of Common Stock. By virtue of their investment management authority, each of the other Reporting Persons also may be deemed the beneficial owner of the shares held by the Master Fund, but each disclaims such beneficial ownership.

                    Percentage: Approximately 8.3% as of June 26, 2008. The percentages used herein are calculated based upon 47,980,393 shares outstanding, which reflects the number of shares of Common Stock outstanding as of May 9, 2008, as reported in the Company's quarterly report on Form 10-Q filed on May 12, 2008.

               (c) The transactions in the Common Stock during the past 60 days by the Reporting Persons, which were all in the open market, are set forth in Schedule B hereto, and are incorporated herein by reference.

CUSIP No.559775101                 13D/A                    Page 9 of 10 Pages
-------------------------------------------------------------------------------


                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 26, 2008

JMB CAPITAL PARTNERS MASTER FUND, L.P.      SMITHWOOD ADVISERS, L.P.

By: Smithwood Partners, LLC,                By: Smithwood General Partner, LLC,
    General Partner                             General Partner

By: /s/ JONATHAN BROOKS                     By: /s/ JONATHAN BROOKS
    ---------------------                       ---------------------
Name:  Jonathan Brooks                          Name:  Jonathan Brooks
Title  Managing Member                          Title  Managing Member

SMITHWOOD GENERAL PARTNER, LLC                  SMITHWOOD PARTNERS, LLC

By: /s/ JONATHAN BROOKS                         /s/ JONATHAN BROOKS
    ---------------------                       -------------------------
Name:  Jonathan Brooks                          Name:  Jonathan Brooks
Title  Managing Member                          Title: Managing Member

JONATHAN BROOKS
/s/ JONATHAN BROOKS
-------------------------

CUSIP No.559775101                 13D/A                    Page 10 of 10 Pages
-------------------------------------------------------------------------------

                                   Schedule B

Transactions by the Reporting Persons during the past 60 days:

Purchaser: JMB Capital Partners Master Fund, L.P.


DATE        TRANSACTION TYPE  NUMBER OF SHARES     PRICE PER SHARE
                                                 (net of commissions)
----------  ----------------  ----------------   --------------------
6/12/08        Purchase            23,500            12.13
6/23/08        Purchase            95,000            12.40
6/24/08        Purchase            200,000           12.34
6/25/08        Purchase            300,000           12.61
6/26/08        Purchase            31,500            12.44